Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. You should read the following discussion and analysis of our financial condition and results of operations together in conjunction with our interim consolidated financial statements and the notes to such financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K (the “Report”). In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), including the consolidated annual financial statements as of December 31, 2023, and their accompanying notes include therein, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024.

We report financial information under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless otherwise indicated, all references to the terms, “Swvl”, “we”, “us”, “our”, or the “Group” or “Company” refer to the business of Swvl Holdings Corp and its subsidiaries, “H1 2024” refers to the six-month period ending June 30, 2024, “H1 2023” refers to the six-month period ending 30 June 2023, “FY 2023” refers to the fiscal year of Swvl ended December 31, 2023, “FY 2022” refers to the fiscal year of Swvl ended December 31, 2022.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, and references to “EGP” are to the Egyptian Pound.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategy for our business, statements that contain projections of results of operation or of financial condition, risks and uncertainties expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Please see the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with these statements and for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report.

Overview

We are a technology-driven disruptive mobility company that aims to provide reliable, safe, cost-effective and environmentally responsible mass transit solutions. Our mission is to identify and solve inefficiencies associated with low-quality or sometimes non-existent public transportation infrastructure in urban areas that are in critical need of such services. Our technology and services provide commuters, travelers and businesses with a valuable alternative to traditional public transportation, taxi companies or other ridesharing companies. Through our Swvl platform, we provide thousands of riders per day with a dynamically-routed self-optimizing network of minibuses and other vehicles, helping people get where they need to go.

Components of Results of Operations

Revenue

Our revenue consists of two components: (i) a business-to-customer (“B2C”) component, representing the gross amount of fares charged to end-users of our platform, not including reductions of end-user discounts and promotions, sales refunds, uncollected cash and Sales waivers (as defined below); and (ii) a business-to-business (“B2B”) component representing contractual smart transportation services for our corporate customer’s employees through the Swvl application, which is referred to as ‘Transport as a service’ (“TaaS”) and ‘Software as a service’ (“SaaS”), which enables corporate customers to manage their own fleets more efficiently. For further details on our revenue recognition, please see the Revenue details in the subsection  “Critical Accounting Estimates”.

Cost of Sales

Our cost of sales consists of costs directly related to delivering transportation services, which include payments to captains for operating our routes (net of any deductions, including any amount charged to captains on account of breach of terms of service), bonuses payable to captains, tolls and fines paid by Swvl. Our cost of sales does not include any depreciation or amortization expenses. Our depreciation and amortization expenses are almost exclusively attributable to non-revenue generating activities, including depreciation of our facilities and equipment which support our back-office operations and depreciation of right-of-use assets associated with corporate leases.

General and Administrative Expenses

Our general and administrative expenses primarily consist of personnel-related compensation costs including employee share scheme charges, professional services fees, technology costs, office costs, travel costs, depreciation, insurance, rent, bank fees, foreign exchange losses/gains, utilities, communication and other corporate costs. Our general and administrative expenses are expensed as incurred.

Sales and Marketing Costs

Our sales and marketing expenses primarily consist of growth marketing expenses, offline marketing expenses, personnel compensation expenses and the costs of credits offered to riders for referring new riders. Our sales and marketing costs are expensed as incurred.

Other Income/(expenses)

Our other income/(expenses) consists primarily of recovery of previously written off asset that were not expected to be recovered and other expenses which consist primarily of indirect tax expenses and other expenses not categorized elsewhere.

Finance Income and Finance Costs

Our finance income consists primarily of interest income from bank deposits. Our finance costs consist primarily of lease finance charges and interest expense on financial liabilities, such as Swvl’s convertible notes and other instruments.

Changes in Fair Value of Financial Liabilities

Changes in fair value of financial liabilities consist of the change in the fair value of the Group’s earnouts liabilities, certain warrant liabilities and change in fair value of deferred purchase price resulting from the acquisition of certain subsidiaries by the Group.

Income Tax Benefit

Income tax benefit primarily relates to the deferred tax asset created on tax losses incurred by the Company, which can be set off against future taxable income. We have deferred tax asset balances in Egypt as carried forward losses from the early years of operation, planned to be utilized against future taxable income.

Loss for the Period from Discontinued Operations

The Group has discontinued various operations in select markets on account of a certain portfolio optimization program during FY 2022 and FY 2023, resulting in shareholders approving the sale and discontinuation of certain entities. Some of the entities are still under liquidation and are incurring immaterial administrative costs.

Impact of Foreign Currency Translation

As we have operations in countries with different currencies, foreign currencies have an impact on our results of operations. The main impact of foreign currency fluctuations on us is from the change.

In our results of operations discussion below, we have provided certain comparisons both on an as reported and on a constant currency basis. The constant currency presentation, which is a non-IFRS measure, excludes the impact of fluctuations in foreign currency exchange rates. We believe that providing constant currency information provides valuable supplemental information regarding our results of operations and also provides a framework for assessing how our underlying business performed, excluding the effects of foreign currency rate fluctuations. We calculate constant currency percentages by converting our current period local currency financial results using the prior period exchange rates from the corresponding prior period, and compare these adjusted amounts to its prior period reported results. Amounts may not foot due to rounding.

A. Operating Results

Results of Operations

The following selected consolidated financial data is derived from the unaudited financial statements of the Company for H1 2024 and H1 2023, and should be read in conjunction with the information contained in our Annual Report for the year ended December 31, 2023, including the consolidated annual financial statements as of December 31, 2023, and their accompanying notes include therein, filed with SEC on April 30, 2024.

Our historical results are not necessarily indicative of the results of future operations. For a comparison of FY 2022 to the year ended December 31, 2021, see our Annual Report on Form 20-F for the fiscal year ending December 31, 2022 and the amendment thereto, filed with the SEC on October 31, 2024.

	For the period ended 30 June
($million)	2024	2023
Continued operations
Revenue	8.07	11.12
Cost of sales	(6.32)	(9.35)
Gross profit	1.74	1.76
General and administrative expenses	(5.45)	(2.79)
Selling and marketing expenses	(0.01)	(0.02)
Other expenses	(0.54)	(2.31)
Other income	0.27	16.77
Operating Profit / (loss)	(4.07)	13.42
Change in fair value of financial liabilities	(1.65)	0.15
Gain on disposal of subsidiaries	—	0.97
Write-down of assets held for sale	—	(10.89)
Finance income	0.08	—
Finance cost	(0.05)	(0.06)
Profit/(loss) for the period before tax from continuing operations	(5.69)	3.59
Income tax benefit	—	—
Profit/(loss) for the period from continuing operations	(5.69)	3.59

Discontinued operations
Loss for the period from discontinued operations	—	(1.51)
Profit /(loss) for the period	(5.69)	2.08

Other comprehensive income
Exchange difference on translations of foreign operations	(4.71)	(2.95)
Total comprehensive loss for the period	(10.41)	(0.87)

H1 2024 Compared to H1 2023

	For the period ended June 30,
			H1 2023 - H1 2024
($ million)	2024	2023	% Change
Total Revenue	$8.07	$11.12	(27)%
Disaggregated by
Business to customer	$2.07	$2.92	(29)%
Business to business	$6.0	$8.2	(27)%

We disaggregate revenue by the type of customer served as follows: Revenue from Swvl Retail and Swvl Travel together is considered as B2C, and revenue from both TaaS and SaaS together is considered as B2B.

Revenues from B2C for H1 2024 were approximately $2.07 million, a decrease of approximately $0.85 million, or 29%, compared to H1 2023. Revenue decreased by approximately 7% in operations on account of our continued strategy of focusing heavily on the most profitable and utilized routes across our network. The remaining variance of the decline is due to the devaluation of the EGP compared to the USD, as we have operated this business exclusively inside Egypt during H1 2024.

Revenues from B2B for H1 2024 were approximately $6.0 million, a decrease of approximately $2.2 million, or 27%, compared to H1 2023. The decrease was due to the termination of certain client contracts that did not meet our minimum profitability and working capital requirements during H1 2023 (as part of our continued strategy that focuses on profitability and sustainable operations and due to the devaluation of the EGP compared to the USD). Subsequently, after H1 2024, we have continued to secure multiple-year contracts across Egypt, Saudi Arabia and the United Arab Emirates with a goal to grow the business again with contracts that meet our profitability and working capital requirements, such as the telecom giant e&, and Bosch.

Further Analysis Using Constant Currency

During FY 2023 and FY 2024, 93.47% and 82.23% of our total revenues were generated in Egypt respectively. We continue to monitor the economic environment for changes impacting our business and have taken multiple measures such as expanding operations in Saudi Arabia, United Arab Emirates. We also plan to expand into other markets including the United States.

Had our business observed a constant currency from FY 2023 to FY 2024, our results of operations would have varied. We measure this variation to understand actual operating performance, without influence from currency exchange fluctuations.

The below table represents our H1 2024 revenue numbers using constant currency presentation. The currency is held constant as the average USD/EGP exchange rate, which was EGP 30.41 throughout H1 2023. This rate is used to translate all revenue generated in Egypt during H1 2024:

	Constant Currency Presentation
			H1 2023 - H1 2024
Constant currency, translated at EGP 30.41 per USD ($ million)	H1 2024	H1 2023	% Change
Total Revenue	$10.11	$11.12	(9)%
Disaggregated by
Business to customer	$2.85	$2.92	(2)%
Business to business	$7.26	$8.2	(11)%

In a constant currency presentation, our total revenue would be stated at $10.11, compared to $8.07 on actual currency presentation, which represents a $2.04 million increase, or 25%.

Cost of Sales

	For the period ended June 30
				H1 2023 - H1 2024
($ million)	2024		2023	% Change
Cost of Sales	$6.32		$9.35	(32)%
Split into
Captain costs	$6.35		$9.33	(32)%
Captain bonuses	$0.02		$0.07	**
Captain deductions	$(0.05)		$(0.09)	**
Tolls and fines	$0.00	*	$0.04	**

*Amount is less than $10,000

** Percentage not meaningful

Cost of sales for H1 2024 was approximately $6.32 million, a decrease of approximately $3.03 million, or 32%, compared to H1 2023. While this decrease is due to the reduction in revenue, the decrease in cost of sales was  higher than the decrease in revenue during the relevant period due to our strategy of focusing on profitable operations and the further development of our technologies (which is expected to enhance our fleet operations).

General and Administrative Expenses

	For the period ended June 30
			FY 2022 - FY 2023
($ million)	2024	2023	% Change
General and administrative expenses	$5.45	$2.79	96%

General and administrative expenses for H1 2024 were approximately $5.45 million, an increase of approximately $2.67 million, or 96% from H1 2023. This increase is primarily due to a Restricted Share Unit (“RSU”) grant to management in 2023.The total award cost was recognized in H1 2024 at $2.03 million. Professional fees have also increased by approximately $0.52 million as a result of the audit, valuations and other professional services rendered. Other items within general and administrative expenses in H1 2023 and H1 2024 stayed on average, consistent, this includes items such as technology fees, depreciation of property and equipment and right-of-use, rent expense, and other expenses.

Sales and Marketing Expenses

	For the period ended June 30
			H1 2023 - H1 2024
($ million)	2024	2023	% Change
Sales and marketing expenses	$0.01	$0.02	*

* Percentage not meaningful

Our sales and marketing expenses for both periods presented in the table above are negligible due to our strategy of continued profitability and sustainable operations. During FY 2022, we spent approximately $17.5 million on sales and marketing, which were mainly used to grow our B2C business, However, as we continue today to carefully curate our B2C portfolio for profitability, we have not incurred any expenses  on performance marketing and growth-related advertisements. We believe that we can continue to expand our B2C and B2B portfolio with minimal investments in sales and marketing, as we employ a wider array of tools and methods to attract new clients.

Other Expenses

	For the period ended June 30
			H1 2023 - H1 2024
($ million)	2024	2023	% Change
Other expenses	0.63	2.31	*

* Percentage not meaningful

Other expenses for H1 2024 were approximately $0.63 million, a decrease of approximately $1.68 million. This decrease is primarily due to the reduction of insurance costs.

Other Income

	For the period ended June 30
			H1 2023 - H1 2024
($ million)	2024	2023	% Change
Other income	0.27	0.13	*
Creditors settlement	0.00	16.64	*

* Percentage not meaningful

Other income in H1 2023 was approximately $16.77 million, out of which approximately $16.64 million pertained to agreements which the Group entered into with its prior creditors. These agreements released the Group from a significant portion of creditor balances, mainly associated with the business combination transaction we entered into in March 2022, as of the reporting date by discounting a portion of the liability. These agreements resulted in discounts amounting to approximately $16.4 million, which were contingent on the Group’s immediate settlement of these outstanding balances and upon the closing date of these agreements. The Group abided by the terms of these agreements and settled the outstanding balances at the respective closing date of each agreement. The discounted amounts were charged to the consolidated statement of comprehensive income.

Change in fair value of financial liabilities

	For the period ended June 30
			H1 2023 - H1 2024
($ million)	2024	2023	% Change
Changes in fair value of financial liabilities	(1.65)	0.15	*

* Percentage not meaningful

Change in fair value of financial liabilities for H1 2024 was approximately a loss of $1.65 million, compared to a gain of $0.15 million in H1 2023. This loss is mainly due to certain warrants which were outstanding and held at a higher fair value as of June 30, 2024, compared to their fair value as of June 30, 2023 (due to a change in our stock price from $6.36 per share to $1.25 per share on June 30, 2024 and June 30, 2023, respectively).

Subsequent to 30 June 2024, certain warrant holders related to the deferred purchase price from Urbvan have exercised their warrants. Approximately 78% of the warrants outstanding on 30 June 2024 have been exercised as of the date of signing these condensed interim consolidated financial statements.

Gain on disposal of subsidiaries

	For the period ended June 30
			H1 2023 - H1 2024
($ million)	2023	2022	% Change
Gain on disposal of subsidiaries	0.0	0.97	*

* Percentage not meaningful

Gain on disposal of subsidiaries for H1 2024 was nil compared to a gain of $0.97 million in H1 2023, which were the recorded gains of disposing of certain subsidiaries during the period including our business in Turkey, Spain and Pakistan.

Write-down of assets held for sale

	For the period ended June 30
			H1 2023 - H1 2024
($ million)	2024	2023	% Change
Write-down of assets held for sale	0.0	10.89	*

* Percentage not meaningful

Write-down of assets held of sale was nil for H1 2024, compared to $10.89 million for H1 2023. This pertained particularly to our entity in Mexico, which was sold during FY 2023. This amount was recognized upon the sale of the entity to record the difference between the fair value of consideration and net assets of the Company.

Finance Income and Finance Cost

	For the period ended June 30
				H1 2023 - H1 2024
($ million)	2024	2023		% Change
Finance income	$0.08	$0.00	*	**
Finance costs	$(0.05)	$(0.06)		**

*Amount is less than $10,000 ** Percentage not meaningful

Finance income for H1 2024 was approximately $0.08 million. Finance income is mainly driven by dividend income generated from the Group’s cash sweep account and short-term treasury bills. On average, we maintained higher cash reserves during H1 2024 over H1 2023, hence the increase in our finance income.

Finance costs for H1 2024 were approximately $0.05 million, as compared to $0.06 million for H1 2023. Those are mainly interest expenses for financial leases and other financial liability.

Loss from discontinued operations

	For the period ended June 30
			FY 2022 -FY 2023
($ million)	2024	2023	% Change
Loss from discontinued operations	$0.0	$1.51	*

* Percentage not meaningful

Loss from discontinued operations for H1 2024 was nil, compared to approximately $1.51 million in H1 2023. This line item represents all losses made in locations where we have decided not to continue operations on account of a certain portfolio optimization program which began in FY 2022. During H1 2023, we discontinued operations in Mexico and thus the H1 2023 amount reflects our loss from this entity for the period.

Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the below non-IFRS financial measure to help us evaluate our business results. All data coming from the discontinued operations has been omitted from current and comparative periods.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) is a non-IFRS financial measure calculated as loss for the year or period adjusted to exclude the following items which we do not believe are reflective of our operating performance:

(i)	depreciation of property and equipment, and right-of-use assets;
(ii)	amortization of intangible assets;
(iii)	provision for employees’ end of service benefits;
(iv)	employee share-based payment charges;
(v)	impairment of financial assets;
(vi)	impairment of assets;

(vii)	recapitalization costs;
(viii)	finance income and costs, net;
(ix)	fair value gains rising from financial liabilities,; and
(x)	taxes.

Our definition of Adjusted EBITDA may be different from those used by other companies, and therefore, may not be comparable. Furthermore, our definition of Adjusted EBITDA has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to running our business. Thus, Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with IFRS.

We compensate for these limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the year or period. We encourage readers, investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our Adjusted EBITDA in conjunction with its related IFRS financial measure.

Adjusted EBITDA has limitations as a financial measure, and as such should be considered as supplemental in nature. It is not meant as a substitute for the related financial information prepared in accordance with IFRS. These limitations include the following:

(i)	Adjusted EBITDA excludes depreciation of property and equipment and right-of-use assets, and although these are non-cash charges, the assets being depreciated may have to be replaced in the future. Adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
(ii)	Adjust EBITDA excludes amortization of intangible assets;
(iii)	Adjusted EBITDA excludes provision for employees’ end of service benefits and excludes employee share-based payment charges, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;
(iv)	Adjusted EBITDA does not reflect impairment of financial assets and impairment of assets as recognized in the consolidated statement of comprehensive loss;
(v)	Adjusted EBITDA does not reflect recapitalization costs resulting from the business combination transaction;
(vi)	Adjusted EBITDA does not reflect components of finance income and costs, net;
(vii)	Adjusted EBITDA does not reflect period fair value gains rising from financial liabilities; and,
(viii)	Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes.

Reconciliation from Loss for the Period to Adjusted EBITDA

	For the period ended June 30
($million)	2024	2023
Profit/(loss) for the period from continuing operations	$(5.69)	$2.08
Add: Depreciation of property and equipment	$0.13	$0.51
Add: Depreciation of right-of-use assets	$0.1	$0.8
Add: Amortization of intangible assets	$0.02	$1.84
Add: Provision for employees’ end of service benefits	$—	$0.03
Add: Employee share-based payments	$2.43	$0.51
Add: Finance income and costs, net	$0.03	$0.55
Add/Less: Change in fair value of financial liabilities	$1.65	$(0.15)
Less: Tax	$—	$—
Adjusted EBITDA	$(1.33)	$6.17

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents raised from cash generated from operating activities and the issuance of shares.

Our total liabilities exceeded our total assets by approximately $2.13 million for H1 2024 compared to total assets exceeding total liabilities by approximately $5.92 million for H1 2023. We incurred a loss for the period of approximately $5.69 million for H1 2024 and a profit of $2.08 million during H1 2023. We have accumulated losses of approximately $335.2 million and $329.5 million as of June 30, 2024 and June 30, 2023, respectively.

To support our business plans, during FY 2023, we obtained additional financing amounting to $12 million by selling our Urbvan subsidiary ($9.5 million net of selling costs) and have issued 253,834 class A ordinary shares through our equity financing line, amounting to $789,462. During FY 2023, we have used these proceeds to continue to support our business and enter into agreements with prior creditors to extinguish our prior liabilities. Our cash and cash equivalents balance was $1.18 million and $2.92 million as of June 30, 2024 and June 30, 2023, respectively.

Subsequently, on November 17, 2024, we entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) for a private placement financing with certain investors, including certain members of its Board of Directors to purchase $4.7 million of our Class A Ordinary Shares. Under the Securities Purchase Agreement, the investors agreed to purchase, 981,211 of the Company’s Class A Ordinary Shares or pre-funded warrants in lieu thereof at a purchase price of $4.79.

On November 25, 2024, we obtained a sustainable credit facility with HSBC Bank in the amount of up to $0.6 million (subject to certain milestone conditions) aimed at financing our expansions and pipeline of contracts. This sustainable credit facility enables us to factor invoices with certain customers at our discretion, and we believe this allows us to have better management over the timing of our cash flows. To date, we have approximately $0.04 million drawn down from this credit facility.

Our cash and cash equivalents consist primarily of cash held with banks or other financial institutions, and t is not restricted as to withdrawal and use. Our cash and cash equivalents are primarily denominated in USD as well as in local currencies of the markets in which we operate.

We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date of this Report. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities.

Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, the expansion of sales and marketing activities, and the expansion of our business into new geographies and markets. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the period ended June 30
($million)	2024	2023
Cash flow from/(used in):
Operating Activities	(0.52)	2.24
Investing Activities	0.37	0.15
Financing Activities	(0.34)	(1.11)
Net increase (decrease) in cash and cash equivalents	(0.49)	1.28

Operating Activities

During H1 2024, net cash used in operating activities was approximately $0.52 million, primarily consisting of approximately $5.69 million net loss, offset by adjustments of non-cash expenses, such as depreciation, amortization, and other non-cash loss for a total of $4.37 million. Net impact from changes in working capital also offset our net loss by approximately $0.81 million, which mainly consisted of an approximately $1.18  increase in trade and other receivables, an approximately $0.63 million increase in prepaid expenses and other current assets, and a reduction of accounts payable, accruals and other payables of approximately $0.7 million

During H1 2023, net cash from operating activities was approximately $2.24 million, resulting mainly from net profits of approximately $2.08 million, approximately $10.89 million from the write down of assets held for sale, approximately $3.16 million in depreciation and amortization. These were offset by $16.64 million in creditors settlement, approximately $0.97 million on gain of disposal of subsidiaries. Further, impact from changes in working capital related mainly to trade and other receivables increased cash flow from operating activities by $3.2 million, approximately $0.78 million in prepaid expenses and approximately $0.56 million in due to related party. This was offset by a decrease of approximately $0.56 million in current tax liabilities.

Investing Activities

During H1 2024 and H1 2023, we generated approximately $0.37 million and $0.15 million net cash flows, respectively, from investing activities from our sublease rental of our office in the Dubai, United Arab Emirates.

Financing Activities

Net cash used in financing activities was $0.34 in H1 2024, and pertains to our finance lease liabilities paid, net of accretion.

Net cash used in financing activities was $1.11 million for H1 2023, primarily consisting of $0.78 million in proceeds from the issuance of convertible notes, offset by lease liabilities and other loan repayments during the year, which amounted to $1.89 million.

Holding Company Structure and Dividends

Swvl Holdings Corp is a holding company without substantive business operations. Swvl Holdings Corp conducts its operations primarily through its subsidiaries in the jurisdictions in which it operates. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries in certain jurisdictions may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met, and regulatory approvals are obtained. Even though we currently do not require any such dividends, loans, or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in our business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Capital Expenditures

We did not incur any capital expenditures during H1 2024 and H1 2023. Our historical capital expenditures are primarily related to additions and purchases of property and equipment, which included the purchase of fixtures and furniture, leasehold improvements and employee laptops. While we are an asset-light business, we expect to moderately increase our capital expenditures to meet the expected growth in scale of our business and as we expand geographically and bolster our existing offerings. We expect that cash received in connection with the Business Combination and cash from operating activities and financing activities will be used to meet our capital expenditure and marketing spend needs in the foreseeable future.

Indebtedness

The Group does not currently have any long-term loans or convertible debts outstanding.

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of June 30, 2024.

	Payments Due by Period
($million)	<1 year	1-5 years	>5 years	Total
Convertible Notes	0	0	—	0
Lease Liabilities Commitments	0.52	0.8	—	1.32
Deferred and Contingent Consideration	2.7	—	—	2.7

C. Research and Development, Patents and Licenses

We have made, and will continue to make, significant investments in research, development and technology in an effort to improve our platform, to attract and retain drivers and riders, expand the capabilities and scope of our offerings, and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business. For further details regarding our research and development costs, please refer to “Item 4.B. Business Overview” in our Annual Report.

D. Trend Information

For a discussion of the trends that affect our business, financial condition and results of operations, please see other portions entitled “Item 5.A. Operating Results” and “Item 3.D. Risk Factors” in our Annual Report..

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies reflect the more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue

We recognize revenue in accordance with IFRS 15, which we adopted as of January 1, 2019.The Company derives its revenue principally from end-users who use the Swvl platform to access routes predetermined by the Company. Revenue for transport represents the gross amount of fares charged to the end-user for these services. The sole performance obligation of the Company is to provide transportation services to the end-users by integrating the use of the Swvl platform and a network of captains and vehicles registered on the platform. The end-users are charged for using transportation services (i.e. fare charges, net of the discounts and incentives) and are given various incentives (as discussed below). The Company recognizes revenue when its performance obligation towards the end-users has been satisfied (i.e. when the ride is completed). It is at that point in time that the end-user becomes liable to transfer the due consideration to the Company.

We evaluate the presentation of revenue on a gross versus net basis based on whether we control the service provided to the end-user and are the principal in the transaction (gross), or whether we arrange for other parties (operators and individual captains) to provide the service to the end-user and is the agent in the transaction (net). The Company considers itself a principal for the transportation services because it controls the services provided to riders.

End-user discounts and promotions

We offer discounts and promotions to end-users to encourage the use of our transportation services. These discounts and promotions are offered in various forms and include:

●	Targeted end user discounts and promotions. These discounts and promotions are offered to specific end-users in a market with a goal to acquire, re-engage or increase the end-users’ use of the platform. Because the end-user does not provide the Company with a distinct goods or services against these promotions and discounts, the Company deducts the amount of these promotions and discounts from the transaction price when recognizing revenue.
●	Free credits. We provide end-users booking intercity routes using Swvl’s Travel platform with free credits to encourage bookings of a two-way trip between origin and destination cities. Under Swvl’s free credit program, a credit is transferred to an end-user’s wallet on the Swvl application after the completion of the first trip. that the end-user can then consume while paying for the return trip. Because we provide the discount that is to be used in the future by the end-user, the free credit is recognized as a liability until it is redeemed by the end-user or the validity period of such credit lapses. However, this liability is not recognized when it is immaterial.
●	End-user referrals. End-user referrals are earned when an existing end-user (the “Referring end-User”) refers a new end-user (the “Referred End-User”) to the Swvl platform and the Referred End-User books their first ride on the platform. These referrals are typically paid in the form of a credit given to the Referring End-User. The Referring End-User is deemed to provide growth and marketing services to the Company as it provides a distinct good or service against the end-user referral discounts. As a result of this, the end-user referrals are recognized as sales and marketing costs.

●	Market-wide promotions. Market-wide promotions reduce the end-user fare charged for all or substantially all rides in a specific market in the form of discounts. As a result, we recognize the cost of these promotions as a reduction of revenue when the ride is completed.

Deferred tax

As we are incorporated in the British Virgin Islands, our profits from operations are not subject to taxation. However, certain subsidiaries of us are based in taxable jurisdictions such as Egypt, where they are liable for tax.

We record deferred tax to provide for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets have been recognized by a certain subsidiary of the us on their trading losses where utilization is probable, given that there are probable future taxable profits to offset against these losses. We continuously review the recoverability of the deferred tax asset for any significant changes to these assumptions.

Share-based payments

Our employees (including senior executives)  received remuneration in the form of share-based payments starting in May 2017, whereby employees have rendered services as consideration for equity instruments (i.e., equity-settled transactions).

We have issued share-based payment awards, for which the “grant date” was not achieved, due to the absence of a formal approval of the terms and conditions of the grant that reflected the intent of this long-term incentive scheme. The award’s terms, however, included a condition that the employees would be eligible to exercise their vested options only on an exit event occurrence. If an employee leaves the Company before the exit event, the employee could exercise options on a pro-rata basis (based on the length of time that the employee has served since the award was granted). Therefore, the cost of awards is recognized in advance of the grant date, over the period in which services are rendered by the employees, by estimating the fair value of the equity instruments at the end of each reporting period despite the Company’s awards being classified as equity-settled. The grant date was achieved subsequently in July 2021, when the formal terms and conditions were finalized by our Board, which will be communicated and clarified with the employees as part of the exit event. The cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves). The cumulative expense recognized reflects our best estimate of the number of equity instruments that will ultimately vest.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of our best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award. The probability of an exit event occurring is a non-vesting condition and is included in the fair value of the awards, whose charge is amortized over the period in which services are rendered by the employees.

Risk Factors

In addition to the other information set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operation, you should carefully consider the risk factors discussed and set forth under Item 3.D. “Risk Factors” in our Annual Report, which could materially affect our business, financial condition, or future results.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our Ordinary Shares, negatively impact the price of our Ordinary Shares and negatively impact our ability to raise additional capital.

Pursuant to Nasdaq Listing Rule 5550(b)(1) (the “Nasdaq Listing Rule”), we are required to maintain a minimum of $2,500,000 in shareholders’ equity for continued listing on The Nasdaq Capital Market. As of June 30, 2024, our shareholders’ equity was negative $2.13 million, which was not incompliance with the Nasdaq Listing Rule.

In efforts to increase our shareholders’ equity and regain compliance with the Nasdaq Listing Rule, on November 17, 2024, we entered into a Securities Purchase Agreement for a private placement financing with certain investors, including certain board members of the Company, pursuant to which we sold 981,211 of our ordinary shares (or their equivalent) for aggregate gross proceeds of $4.7 million. Following the closing of the offering, our shareholders’ equity increased to approximately $2.57 million. Therefore, as of the date of this Report, we believe that we regained compliance with the minimum shareholders’ equity requirement pursuant to Nasdaq Listing Rule 5550(b)(1).